Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison CEO Highlights Phoenix Post-Feasibility Study Progress and
Company Reports Financial and Operational Results for Q2’2024

Toronto, ON – August 8, 2024. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the three and six months ended June 30, 2024. Both documents will be available on the Company’s website at www.denisonmines.com, SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.
David Cates, President and CEO of Denison commented, “Following the completion of our Phoenix Feasibility Study (‘FS’) in June 2023, we embarked on an ambitious 2-year plan to advance towards a final investment decision. At the end of the second quarter of 2024, we have completed 12-months of post-FS project work and have already achieved completion of over 30% total engineering. Our rapid engineering progress is possible because we have built off of the systematic and rigorous technical evaluation and de-risking work that was incorporated into the FS. The FS already reflects the wave of significant cost inflation experienced in the mining sector from 2021 to 2023 and robust project designs that incorporated the learnings from the environmental assessment process as described in our draft Environmental Impact Statement (‘EIS’) submitted in 2022. Engineering and ongoing long-lead procurement efforts continue to accelerate in accordance with our project plans and guidance targeting first production by 2027 / 2028.

In parallel, we have obtained support for the project from Indigenous and non-Indigenous interested parties – reaching impact-benefit type agreements, supporting the advancement and operation of the Wheeler River project, with each of English River First Nation, Kineepik Métis Local #9, the Village of Pinehouse, and a group of interested northern municipalities (the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay). Additionally, we have made significant progress towards the finalization of our EIS, project permitting, and licensing. Based on feedback received to date, we are optimistic that the EIS review process is nearing completion.

Ending Q2 with no debt on the balance sheet and a combination of working capital and investments valued at nearly 95% of Denison’s share of the Phoenix FS initial capex means that our Company is very well funded to continue to execute on our project development plans and to deliver a new source of Canadian uranium supply to the market at a time when demand is increasing and securing sustainable and geopolitically stable supply is expected to be a priority for future utility customers.

Beyond Wheeler River, Denison continues to demonstrate its industry leadership in the assessment of the application of the low-cost ISR mining method to the high-grade uranium deposits of the Athabasca Basin. In 2024, we are carrying out field studies and evaluation programs at both the Tthe Heldeth Túé (‘THT’) and Midwest Main deposits. Working together with Orano Group, a global leader in the nuclear fuel cycle, we recently completed an inaugural field test of ISR mining at the Midwest Main deposit, providing important preliminary validation that the deposit possesses the characteristics necessary for an ISR operation and efforts are now focused on the completion of a Preliminary Economic Assessment (‘PEA’) during the balance of the year.”

Q2 2024 MD&A Highlights

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Completion of Inaugural ISR Field Test Program at Midwest

In June 2024, Denison and Orano Canada Inc. (‘Orano Canada’) announced the completion of an In-Situ Recovery (‘ISR’) field test program at the Company’s 25.17% owned Midwest Uranium Project (‘Midwest’). The program involved drilling ten small diameter boreholes within the Midwest Main deposit primarily undertaken to evaluate site-specific conditions for ISR mining. A series of tests were successfully performed on each borehole, creating an extensive database of geological, hydrogeological, geotechnical, and metallurgical data and validating certain key assumptions in the previously completed internal conceptual mining study (the ‘Concept Study’) evaluating the potential use of ISR mining at Midwest (see Press Release dated April 12, 2023).

Denison carried out the program in collaboration with Orano Canada, as operator and owner of 74.83% of the Midwest Joint Venture (‘MWJV’). Highlights from the program include:

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Confirmation of Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.

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Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. Efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

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Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest Main deposit were collected during the program for use in future metallurgical tests to assess leaching characteristics.

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Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

In early July 2024, Denison announced the signing of a Mutual Benefits Agreement (‘MBA’) with Kineepik Métis Local #9 (‘KML’), and a Community Benefit Agreement (‘CBA’) with the northern Village of Pinehouse Lake (the ‘Village’), in support of the development and operation of Denison’s 95% owned Wheeler River Project.

The MBA acknowledges that the project is located within KML’s Land and Occupancy Area in northern Saskatchewan and provides KML’s consent and support to advance the project. Additionally, the MBA recognizes that the development and operation of the project can support KML in advancing its social and economic development aspirations, while mitigating the impacts on the local environment and KML members. Key commitments of the MBA include providing KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of the project – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

The CBA acknowledges that the Village is the closest residential community to the project by road, which relies on much of the same regional infrastructure that Denison will rely on as it advances the project. The Village has provided its consent and support for the project, while Denison, on behalf of the Wheeler River Joint Venture, is committed to help the Village develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

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Appointment of New Board Chair

In May 2024, following the results of the Annual General Meeting of Shareholders (‘AGM’) held in Toronto, Denison announced the appointment of Ms. Jennifer Traub as the Company’s new Board Chair. The former Board Chair, Mr. Ron Hochstein, did not stand for re-election at the AGM. Ms. Traub, who joined the Denison Board in 2021, is a partner in the Securities Group, and Co-Chair of the Mining Group, at Cassels Brock & Blackwell LLP, and has been recognized as a legal leader in the Canadian resource sector.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Study (‘EIS’) submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture (‘MWJV’)’s Midwest Main and Midwest A deposits, and a 69.44% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, and Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who are both Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: projections with respect to exploration, development and expansion plans and objectives, including the scope, objectives and interpretations of FS, PFS and the Wheeler River technical de-risking process for the proposed ISR operation for the Phoenix deposit; expectations with respect to the EA, EIS and licensing and permitting for proposed operations at Wheeler River; expectations regarding the restart of mining operations at McClean Lake; expectations regarding the assessment of the amenability of ISR for THT and Midwest deposits; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the objectives and continuity of its agreements with third parties. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of the FS and PFS may not be maintained after further testing or be representative of actual conditions within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation, engineering, and development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.